Sun Life Assurance Company of Canada (U.S.) Letterhead

October 15, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sun Life of Canada (U.S.) Variable Account F ("Registrant")
Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)") ("Depositor")
Post-Effective Amendment No. 30 to the Registration Statement on Form N-4
(File Nos. 811-05846 and 333-83516)

Commissioners:

      Attached is an excerpt from pages 31 and 32 of the above-captioned registration statement, which registration statement was filed with the Securities and Exchange Commission on September 24, 2008.  The excerpt is marked to show changes made in response to comments received from the SEC staff on October 14, 2008.

In addition, in response to the SEC staff’s comments, footnotes 9, 10, and 11 to the Fee Table have been revised as follows:

[9]	The Withdrawal Benefit Base initially is equal to your initial Purchase Payment, and it thereafter is subject to certain adjustments. See "OPTIONAL LIVING BENEFIT: RETIREMENT INCOME ESCALATOR II."

[10]
The Fee Base initially is equal to your initial Purchase Payment, and it thereafter is subject to certain adjustments. See "OPTIONAL LIVING BENEFIT: Income ON Demand II," "OPTIONAL LIVING BENEFIT: Income ON Demand II Escalator," and "OPTIONAL LIVING BENEFIT: Income ON Demand II Plus."

[11]
The Retirement Asset Protector Benefit Base initially is equal to your initial Purchase Payment, and it thereafter is subject to certain adjustments. See "OPTIONAL LIVING BENEFIT: RETIREMENT ASSET PROTECTOR."

Respectfully yours,

/s/ Sandra M. DaDalt

Sandra M. DaDalt
Assistant Vice President & Senior Counsel

cc:	Thomas C. Lauerman, Esquire
Craig Ruckman, Esquire

AVAILABILITY OF OPTIONAL LIVING BENEFITS

A number of optional living benefits are offered under your Contract.  You may elect to participate in any one of these living benefits provided that it is available for sale through your sales representative in the state of issue and in the state where you reside. The following four optional living benefits (each one, a “New Living Benefit”) are available only on Contracts issued after the "Date of Availability" as defined below:

Income ON Demand II (IOD II)
Income ON Demand II Escalator (IOD II Escalator)
Income ON Demand II Plus (IOD II Plus)
Retirement Income Escalator II (RIE II)

With respect to each of the New Living Benefits, the Date of Availability is the later of October 20, 2008, and the date on which the New Living Benefit is first available for sale through your sales representative in the state of New York and in the state where you reside.  (In no event will the New Living Benefits be available to Contracts issued prior to October 20, 2008.)  With all Contracts issued before the Date of Availability, only the following optional living benefits are available:

Secured Returns for Life Plus
Income ON Demand (IOD)
Retirement Asset Protector
Retirement Income Escalator (RIE )

To see whether the New Living Benefits are available for sale to you, contact your sales representative or call (800) 752-7215.

If you purchased either IOD or RIE (each one, a “Current Living Benefit”) on or after October 20, 2008, and prior to the Date of Availability, have taken no withdrawals, and have not reached your first Contract anniversary, then you may elect to exchange your Current Living Benefit for a New Living Benefit as follows:

Contracts with	may elect
IOD	IOD II, IOD II Escalator, or IOD II Plus
RIE	RIE II

You may consider exchanging your Current Living Benefit for a New Living Benefit if you want to  (1) participate in quarterly step-ups, (2) get higher amounts depending upon your age, or (3) receive a bonus if your defer withdrawals.  All of these benefits are described in greater detail in the following sections.

Income ON Demand allows you to withdraw guaranteed amounts each year for life and, beginning at age 55, to store any amounts not withdrawn in a given Account Year.  The three new Income ON Demand II products build on these same basic benefits.  Income ON Demand II allows you, beginning at age 50, to store any amounts not withdrawn in a given Account Year, and adds a quarterly step-up option.  Income ON Demand II Escalator allows you, beginning at age 50, to store any amounts not withdrawn in a given Account Year, adds a quarterly step-up option and allows you to take higher annual withdrawal amounts at later ages.  Income ON Demand II Plus adds a quarterly step-up option and allows you to increase your benefit base by 7% each year you defer taking withdrawals.

Retirement Income Escalator allows you to withdraw guaranteed amounts each year for life and to increase your benefit base by 7% each year you defer taking withdrawals.  Retirement Income Escalator II offers these same basic benefits.  In addition, it adds a quarterly step-up option and it allows you to take higher annual withdrawal amounts at later ages if eligible upon step-up.

Caution: If you purchase a Contract before the Date of Availability, there is no assurance that the New Living Benefits will become available through your sales representative in your state, and you therefore may never be able to change from a Current Living Benefit.

If you decide to exchange your Current Living Benefit for a New Living Benefit, you must notify us in writing of your decision within 60 days of the Date of Availability.

After you exchange your Current Living Benefit, the following terms and conditions will apply to the New Living Benefit:

●
If you originally elected IOD, your Annual Income Amount, Stored Income Balance and Income Benefit Base will not decrease in value when you elect a New Living Benefit, even if your Account Value has been reduced by poor investment performance. (There are conditions under which the Annual Income Amount might be result in higher values, depending upon the age of the Participant.  See the “Determining your Annual Income Amount” under each of the IOD II riders.)

●
If you originally elected RIE, your Annual Withdrawal Amount, Lifetime Withdrawal Percentage, Withdrawal Benefit Base, and Bonus Base will not decrease when you elect RIE II, even if your Account Value has been reduced by poor investment performance.

●	All benefits provided under the New Living Benefit will be based on the Contract’s Issue Date.

●	Your Account Value will not be adjusted for fees and charges already taken.

●	Fees for the New Living Benefit may be higher, and will commence at the end of the Account Quarter in which the change occurs, and will apply, without proration, for the whole of that quarter.

●
Your coverage, single-life or joint-life, will remain the same as it was on the Current Living Benefit.  All coverage requirements, including ages and marital status, will be based on the Contract’s Issue Date.

●	In calculating the highest quarterly Account Value for step-ups under a New Living Benefit, we will not consider the Account Value for any Account Quarter prior to that in which the change occurs.

●	You will lose your tenth-year credit available under IOD if you exchange for IOD II, IOD II Escalator, or IOD II Plus.

●
If you change from IOD to IOD II Plus, and you are in the IOD storage period, you will begin in your IOD II Plus Bonus Period and your available Stored Income Balance will be determined at the beginning of your Stored Income Period.  Because you are in the Bonus Period, your Stored Income Balance no longer applies and will be later determined at the beginning of the Stored Income Period.

Before you make a decision to change your Current Living Benefit, you should carefully read the disclosure in this prospectus describing the New Living Benefits.